UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549

                           SCHEDULE 13D

              UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. __)*

                   MIAMI COMPUTER SUPPLY CORPORATION

                         (NAME OF ISSUER)

                           COMMON STOCK

                  (TITLE OF CLASS OF SECURITIES)

                           593261 10 0
                          (CUSIP NUMBER)

                         Timothy G. Ewing
                       Fisher Ewing Partners
                         2200 Ross Avenue
                            Suite 4660
                       Dallas, Texas  75201
                         (214) 999-1900
(NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
 AND COMMUNICATIONS)

                        NOVEMBER 12, 1996
     (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement  [  ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Page 1 of 8 Pages

CUSIP No. 593261 10 0                                      Page 2 of 8 Pages


1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    FISHER EWING PARTNERS
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP          (a) [ ]
                                                            (b) [ ]
3.  SEC USE ONLY
4.  SOURCE OF FUNDS
    WC
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT
    TO ITEMS 2(d) OR 2(e)                                       [ ]
    NOT APPLICABLE
6.  CITIZENSHIP OR PLACE OR ORGANIZATION
    TEXAS
7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    150,000
8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    -0-
9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    150,000
10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED DISPOSITIVE POWER
    -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
    150,000
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                              [ ]
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.42%
14. TYPE OF REPORTING PERSON
    PN

CUSIP No. 593261 10 0                                      Page 3 of 8 Pages


1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    VALUE PARTNERS, LTD.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP          (a)   [ ]
                                                            (b)   [ ]
3.  SEC USE ONLY
4.  SOURCE OF FUNDS
    WC
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT
    TO ITEMS 2(d) OR 2(e)                                         [ ]
    NOT APPLICABLE
6.  CITIZENSHIP OR PLACE OR ORGANIZATION
    TEXAS
7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    150,000
8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    -0-
9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    150,000
10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED DISPOSITIVE POWER
    -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
    150,000
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.42%
14. TYPE OF REPORTING PERSON
    PN

 CUSIP No. 593261 10 0                                      Page 4 of 8 Pages


ITEM 1.  SECURITY AND ISSUER

     The securities as to which this Schedule 13D ("Schedule") relates are the shares of Common Stock, no par value per share ("Common Stock"), of Miami Computer Supply Corporation, an Ohio corporation (the "Issuer").
The address of the Issuer's principal executive office is 4750 Hempstead Station, Dayton, Ohio 45429.

ITEM 2.  IDENTITY AND BACKGROUND

(a) This statement is filed on behalf of Value Partners Ltd., a Texas limited partnership ("VP"). In consideration of the definition of "beneficial owner" contained in Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("Exchange Act"), this statement is also being filed on behalf of Fisher Ewing Partners, a Texas general partnership and the general partner of VP ("FEP"). Richard W. Fisher and Timothy G. Ewing are the general partners of FEP.

(b)  The business address of all of VP, FEP and Messrs. Fisher and Ewing is:
Fisher Ewing Partners, 2200 Ross Avenue, Suite 4660 West, Dallas, Texas
75201.

(c)  The principal business of each of VP and FEP is that of a private
investment firm.   The present principal occupation or employment of Mr.
Fisher is managing general partner of FEP.  The present principal occupation
of Mr. Ewing is general partner of FEP.   The principal business of Value
Partners is investment in and trading of capital stocks, warrants, bonds, notes, debentures and other securities. The principal business of FEP is the management of Value Partners.

(d) During the past five years, none of VP, FEP and Messrs. Ewing and Fisher have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of VP, FEP and Messrs. Fisher and Ewing has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) VP is a Texas limited partnership. FEP is a Texas general partnership. Both of Messrs. Fisher and Ewing are U.S. citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On November 12, 1996, VP purchased a total of 150,000 shares of the Issuer's Common Stock for an aggregate purchase price of $1,387,500. VP's source of funds for such purchase was its working capital (I.E., its partnership capital account). None of FEP, Mr. Fisher or Mr. Ewing purchased any shares of the Issuer's Common Stock. However, VP and Mr. Ewing's Individual Retirement Account ("IRA") are members (but not officers) of Pittsburgh Investment Group LLC, a Maryland limited liability company ("LLC"), which owns 1,613,480 shares (or 47.6% of total shares outstanding) of the Issuer's Common Stock. VP owns 18.9% of LLC and Mr. Ewing's IRA owns 1.7% of LLC. Neither VP nor Mr. Ewing have the right or power to vote or dispose of the shares of the Issuer's Common Stock owned by LLC.

CUSIP No. 593261 10 0                                     Page 5 of 8 pages

ITEM 4.  PURPOSE OF TRANSACTION

     The purpose of the acquisition of shares of the Issuer's Common Stock by VP is for investment. The shares reported on this Schedule were not purchased with the intention of exercising control over the Issuer. While VP intends to exercise its rights as a holder of the Common Stock, except as set forth below, none of VP, FEP or Messrs. Fisher and Ewing currently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's Amended and Restated Articles of Incorporation, Amended and Restated Code of Regulations or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) any action similar to any of those enumerated above.

     Notwithstanding the above, VP, FEP or Messrs. Ewing or Fisher may vote the Common Stock as permitted by the Issuers's governing corporate documents. In addition, VP, FEP or Messrs. Ewing or Fisher may exercise any or all rights available to holders of the Common Stock. In the future, VP, FEP or Messrs. Ewing or Fisher may determine to purchase additional shares of the Issuer's Common Stock (or other securities of the Issuer) or VP, FEP or Messrs. Ewing or Fisher may determine to sell shares of the Issuer's Common Stock. In addition, VP and Mr. Ewing may determine to maintain, increase, decrease or withdraw their investment in LLC. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects, capital requirements and alternative investments.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     a. VP directly and beneficially owns 150,000 shares of the Issuer's Common Stock, which represents 4.42% of the Issuer's 3,388,000 outstanding shares of Common Stock as of November 11, 1996, the date of the share calculation set forth in the Issuer's final Prospectus for its initial public offering. None of FEP or Messrs. Fisher or Ewing directly owns any shares of Common Stock. By reason of the provisions of Rule 13d-3 under the Exchange Act, each of FEP and Messrs. Fisher and Ewing may be deemed to beneficially own the 150,000 shares of Common Stock owned by VP, but disclaim beneficial ownership pursuant to Rule 13d-4. In addition, each of FEP, VP, Messrs. Fisher and Ewing may be deemed to beneficially own approximately 333,829 shares of Common Stock (or approximately 9.9% of the total outstanding shares) of the Issuer represented by VP's and Mr. Ewing's IRA's beneficial interest in LLC, but currently disclaim such beneficial ownership pursuant to Rule 13d-4.

CUSIP No. 593261 10 0                                  Page 6 of 8 pages

     b. VP has the sole power to vote and the sole power to dispose of the shares of Common Stock owned by it through its general partner, FEP, and FEP acts solely through its general partners, Messrs. Fisher and Ewing. Accordingly, each of FEP and Messrs. Fisher and Ewing may be deemed to have sole voting and dispositive power with respect to the shares of Issuer's Common Stock owned by VP.

     c. Except as disclosed in Item 3 of this Schedule, none of VP, FEP or Messrs. Fisher or Ewing has effected any transaction in the Issuer's Common Stock within the past 60 days.

     d. No person or entity other than VP has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by VP.

     e.   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     As of the date of the execution of this Schedule, (except for the investment by VP and Mr. Ewing's IRA in LLC which VP does not believe to be applicable under Item 6), none of VP, FEP or Messrs. Fisher or Ewing is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or pledge or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock, other than the agreement among VP, FEP and Messrs. Fisher and Ewing with respect to the filing of this Schedule and any amendments thereto, which agreement is attached as Exhibit A hereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A -- Agreement among VP, FEP and Messrs. Fisher and Ewing with respect to the filing of Schedule 13D.

CUSIP No. 593261 10 0                                     Page 7 of 8 Pages

                             SIGNATURES




     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 1 to the Schedule 13D is true, complete and correct.


VALUE PARTNERS, LTD.


By:  Fisher Ewing Partners,
     its General Partner


     /S/TIMOTHY G. EWING
     Timothy G. Ewing, Partner


Date:  November 19, 1996




FISHER EWING PARTNERS


By:  /S/TIMOTHY G. EWING
     Timothy G. Ewing, Partner

Date:  November 19, 1996

CUSIP No. 593261 10 0                                     Page 8 of 8 Pages

                             EXHIBIT A

                             AGREEMENT


     This will confirm the agreement by and among all of the undersigned that the Report on Schedule 13D filed on or about November 20, 1996, and any amendments thereto with respect to the beneficial ownership of the undersigned of the shares of Common Stock of Miami Computer Supply Corporation, an Ohio corporation, is being filed on behalf of each of the parties named below. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


VALUE PARTNERS, LTD.



By:  Fisher Ewing Partners,
     its General Partner


     /S/TIMOTHY G. EWING
     Timothy G. Ewing, Partner


Date:  November 19, 1996



FISHER EWING PARTNERS


By:    /S/TIMOTHY G. EWING
       Timothy G. Ewing, Partner

Date:  November 19, 1996